INDEPENDENCE REALTY TRUST, INC.

1835 Market Street, Suite 2601

Philadelphia, Pennsylvania 19103

Telephone: (267) 270-4800

September 28, 2021

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Independence Realty Trust, Inc.

Registration Statement on Form S-4

(File No. 333-258871)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Independence Realty Trust, Inc. hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) be accelerated so that such Registration Statement will be declared effective at 4:00 p.m., Eastern time, on September 29, 2021, or as soon thereafter as practicable.

Please contact Michael Friedman of Troutman Pepper Hamilton Sanders LLP at (215) 981-4563 or by email at michael.h.friedman@troutman.com with any questions you may have concerning this request. In addition, please notify Mr. Friedman when this request for acceleration has been granted.

Very truly yours,

INDEPENDENCE REALTY TRUST, INC.

By:	/s/ JAMES J. SEBRA
Name: James J. Sebra
Title: Chief Financial Officer and Treasurer